EXHIBIT 99.1

Mogo Lowers Interest Rate and Extends Credit Facility

Vancouver, British Columbia, January 2, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced amendments to its existing senior credit facility (“Credit Facility – Other”) with funds managed by affiliates of Fortress Investment Group LLC (“Fortress”). The amendments lower the effective interest rate from a maximum of LIBOR plus 12.5%, with a LIBOR floor of 2% to LIBOR plus 9%, with a LIBOR floor of 1.5%, effective July 2, 2020. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date of the facility by two years from July 2, 2020 to July 2, 2022.

The full terms of the amended and restated Credit Facility – Other will be filed on www.sedar.com.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health. Financial health continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 925,000 members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954